September 19, 2008

Mail Stop 3561

Michael L. Labertew
Receiver
PGMI, Inc.
55 Merchant Street
Suite 3100, Harbour Court
Honolulu, HI 96813

RE: PGMI, Inc.
         File No. 000-32195
         Form 8-K: Filed July 16, 2008

Dear Mr. Labertew:

        We have completed our review of your Form 8-K and have no further comments at this time.

                                          Sincerely,

                                          Patrick Kuhn
                                          Staff Accountant